Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Iowa Renewable Energy, LLC Form 10-K for the Fiscal Year Ended September 30, 2010 Filed December 29, 2010 Form 10-Q for the Period Ended December 31, 2010 File No. 0-52428
Dear Mr. O’Brien:
We are in receipt of your letter dated March 11, 2011, providing comments on our Form 10-K for the fiscal year ended September 30, 2010 and our Form 10-Q for the period ended December 31, 2010. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses, set forth below are each of your comments in chronological order immediately followed by our responses.
Form 10-K for the year ended September 30, 2010
Item 3. Legal Proceedings, page 27
1. We note the counterclaims asserted by REG in December 2009. Please revise the footnotes to your financial statements in future filings to address the disclosure requirements of ASC Topic 450-20-50-1 through 450-20-50-4. Please provide us with an example of the disclosure.
RESPONSE: In February 2009, we gave notice to REG that it had breached the Management and Operational Services Agreement (MOSA) in a variety of manners and requested the annual review of the MOSA, as provided for in the MOSA. After not receiving requested information and being unable to resolve any disputes, in June 2009, we gave notice to REG that we intended to proceed with arbitration to resolve disputes arising under the MOSA. On or about October 30, 2009, we delivered our Statement of Claims to REG and the selected arbiter alleging the following: (1) breach of the MOSA for failure to utilize best efforts; (2) breach of the covenant of good faith and fair dealing; (3) breach of fiduciary duties; (4) fraudulent non-disclosure; and (5) negligent misrepresentation. On or about December 7, 2009, REG responded to these claims and also asserted counterclaims of approximately $210,000 for breach of written contract, breach of the covenant of good faith and fair dealing, breach of oral contract and promissory estoppel, all of which arise out of one customer issue. The parties have entered a scheduling order setting the date of arbitration for August 22, 2011 through September 2, 2011 in Des Moines, Iowa. IRE believes that the likelihood of a loss on REG’s counterclaims is remote and no liability has been recorded for this matter.
Management’s Discussion and Analysis, page 29
Liquidity and Capital Resources, page 35
www.IREBiodiesel.com — PO Box 2 — Washington, Iowa 52353

2. Please revise future filings to state clearly whether your current and available resources are sufficient to meet your expected cash requirements for a period of not less than twelve months from the date of the Form 10-K. To the extent you do not have sufficient resources, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. Provide a discussion of your expected cash needs, including a discussion of specific cash needs over the next twelve months and a discussion of long-term liquidity as discussed in section 501.03 a of the Codification of Financial Reporting Policies. In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis.
RESPONSE: We will include the requested disclosures in future filings.
3. We note your discussion on pages 25 and F-12 that you were not in compliance with covenants related to your outstanding debt. Please revise future filings to clearly state in the liquidity section the required minimum/maximum ratios or amounts for each of your financial covenants and the actual ratios or amounts achieved for each financial covenant as of the most recent balance sheet date.
RESPONSE: We will include the requested disclosures in future filings.
4. We also note your discussion of these covenants in the December 31, 2010 Form 10-Q. It appears you have made contradictory statements regarding such compliance on pages 11 and 15 therein. Please explain to us and revise future filings as appropriate.
RESPONSE: The confusion between the two disclosures appears to have arisen because while the Company was technically not in compliance with certain covenants related to its Loan Agreement as of December 31, 2010, a forbearance agreement was in place where the Company’s lender had agreed not to take any action in connection with the Company’s violation of covenants during the period ended December 31, 2010. In future filings, the Company will make sure to clarify its disclosures regarding covenant violations during periods of forbearance and will keep such disclosures more consistent throughout its reports.
Critical Accounting Estimates, page 28
5. Please provide us and include in future filings an expanded discussion of impairment testing of your plant and processing equipment. Describe all of the key assumptions used in your testing and underlying your judgment that the $40.7 million (less accumulated depreciation) is recoverable and provide a reasonably detailed discussion of your basis for the assumptions.
RESPONSE: In response to the Staff’s comment, the Company plans to include the following language in future filings.
The Company reviews long-lived assets, including property and equipment for impairment in accordance with ASC Topic 360-10, “Property, Plant, and Equipment”. Long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In accordance with our policy we have estimated that the future undiscounted cash flows from operations of this facility exceed its carrying value at September 30, 2010; therefore no impairment loss was recognized.
www.IREBiodiesel.com — PO Box 2 — Washington, Iowa 52353

The estimate of cash flows that are used in the impairment analysis requires judgment regarding what the Company would expect to recover from the future use of the asset. Changes in judgment that could significantly alter the calculation of the recoverable amount of the asset may result from, but are not limited to, significant changes in the regulatory environment, the business climate, management’s plans, legal factors, the future price of feedstock inputs in relation to the future price of biodiesel and the overall pricing and demand for biodiesel. Changes in the assumptions used within the analysis can have a significant effect on the determination of impairment given the sensitivity of the analysis and the projected long life of the asset.
In 2010, demand for our products was significantly impacted by uncertainty surrounding the blender’s tax credit as well as startup issues related to RFS2. The uncertainty created by these issues put significant constraint on our resources. In late 2010 the blender’s tax credit was extended through December 31, 2011. We believe the extension will assist in re-creating interest in the product. Our projections are based upon the anticipated demand that will be created by RFS2. With the passage of RFS2, obligated parties are required to purchase 800 million gallons in 2011 with the total moving to 1.0 billion per year, minimum by 2012 through 2022. After 2022, future rulemaking by the EPA will set the minimum levels of biodiesel. Biodiesel is an advanced biofuel by designation and the minimum requirement under RFS2 by 2022 of advanced biofuel is 21.0 billion gallons per year. Biodiesel can be used to meet that obligation. As a result of the plant being able to utilize multiple feedstock sources, we believe that we are positioned nicely on the supply curve and will be one of the earlier plants to see capacity requirements when the market opens. If we fail to see these economic improvements and feedstock prices continue to display intense volatility that are not recoverable in the pricing structure, then there could be significant adjustments to our projections which could lead to a future impairment charge.
Item 9A. Controls and Procedures, page 40
Disclosure Controls and Procedures, page 40
6. We note your disclosure regarding disclosure controls and procedures. The definition you have provided does not fully conform to the definition set forth in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Specifically, you do not state whether your disclosure controls and procedures were also effective to ensure that information required to be disclosed is accumulated and communicated to management, including the principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please confirm, if true, that your management’s conclusion regarding effectiveness is based on the full definition of disclosure controls and procedure as of June 30, 2010 and December 31, 2010, as we note the same disclosure in included in the December 31, 2010 Form 10-Q. Please revise future filings to provide the full definition or omit the definition entirely and refer to the rule.
RESPONSE: We note the Commission’s comment and in future filings will omit the definition of disclosure controls and procedures and will refer to Rule 13a-15(e).
This will confirm that Management’s conclusion regarding effectiveness is based upon the full definition of disclosure controls and procedures as of September 30, 2010 and December 30, 2010.
Management’s Report on Internal Control over Financial Reporting, page 40
7. You state that management concluded that, as of September 30, 2010, your “integrated controls over financial reporting” were effective. Please confirm, if true, that your internal controls over financial reporting was effective as of that date, and revise future filings accordingly.
www.IREBiodiesel.com — PO Box 2 — Washington, Iowa 52353

RESPONSE: The use of “integrated controls over financial reporting” was a typographical error. The disclosure should have read “internal controls over financial reporting,” which were effective as of September 30, 2010. In future filings, we will use the term “internal controls over financial reporting.”
Acknowledgements
The Company is responsible for the adequacy and accuracy of the disclosure in this filing.
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.
The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me with any questions or concerns regarding any of the foregoing matters.
Sincerely,
J. William Pim, CFO of Iowa Renewable Energy, LLC
www.IREBiodiesel.com — PO Box 2 — Washington, Iowa 52353